                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT NO. 3 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                         Midland Financial Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  597517-10-1
                                 --------------
                                 (CUSIP Number)









     David M. Schneider, 6300 Wilson Mills Road, Mayfield Village OH 44143
                                 (216) 446-7870
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                              February 27, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

--------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
---------------------------------------------                                           --------------------------------------------
CUSIP NO.597517-10-1                                                        13D                                 PAGE 2 OF 5 PAGES
---------------------------------------------                                           --------------------------------------------
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
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     The Progressive Corporation 34-0963169
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS*

                   WC
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Ohio
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                                   7       SOLE VOTING POWER

                                                  -0-
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                               550,500
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                                   -0-
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                                 550,500
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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 550,500
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    9.9
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    14        TYPE OF REPORTING PERSON*

                                  HC, CO
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.


                                Page 2 of 5 Pages

---------------------------------------------                                           --------------------------------------------
CUSIP NO.                                                        13D                                            PAGE 3 OF 5 PAGES
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
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Progressive Investment Company, Inc. 34-1378861
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS*

                    AF
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           Ohio
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                                   7       SOLE VOTING POWER

                                                  -0-
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                               550,500
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                                   -0-
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                                 550,500
------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     550,500
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   9.9
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                        CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.


                                Page 3 of 5 Pages

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ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  --------------------------------------------------

        An additional 90,000 shares of Common Stock were acquired by PICI since the filing of Amendment No. 2 to this Schedule 13D in a transaction on February 27,1997. The purchase price of the Common Stock was $8.90. As of the date hereof, the aggregate purchase price for the Common Stock was $4,762,625. PICI has used retained earnings of Progressive to fund the acquisitions. Any future acquisitions of Common Stock by PICI, and the acquisition of Common Stock by Progressive pursuant to the Merger Agreement (as described in Item
4), will also be funded with retained earnings of Progressive.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  -------------------------------------

                  (a) PICI owns beneficially 550,500 shares of Common Stock, representing approximately 9.9% of the outstanding Common Stock; Progressive, as the parent of PICI, is the indirect beneficial owner of these same shares of Common Stock. Mr. Charles B. Chokel, Treasurer and Chief Financial Officer of Progressive, owns beneficially 1,100 shares of Common Stock, representing less than 1% of the outstanding Common Stock.

                  (b) Progressive and PICI share voting power to vote and to dispose of the shares described in paragraph (a) above. Mr. Chokel has the sole power to vote and to dispose of the shares described in paragraph (a) above.

                  (c) Except as described herein, none of PICI, Progressive or any of the persons identified in Appendix A have effected any transaction in the Company's Common Stock in the past 60 days.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in paragraph (a).

                  (e)      Inapplicable.







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SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      THE PROGRESSIVE CORPORATION
                                      PROGRESSIVE INVESTMENT COMPANY, INC.

                                      By: /s/ David M. Schneider
                                         --------------------------
                                         David M. Schneider
                                         Chief Legal Officer and
                                            Secretary

Date: March 4, 1997



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